UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 20 December 2019

ASX RELEASE

20 December 2019

KAZIA EXTRAORDINARY GENERAL MEETING RESULTS

Sydney, 20 December 2019 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to announce the results of its Extraordinary General Meeting of shareholders.

Both resolutions were carried with a majority in excess of 94%.

Kazia Chairman, Iain Ross, commented “we were pleased to complete our recent financing on terms that the Board considers very favourable, and with strong support from high-quality institutional investors. We have already begun putting the proceeds of this financing round to work, with the commencement of preparatory work on the ground-breaking GBM AGILE trial. Looking forward, calendar 2020 will see further transformative data read-outs across our pipeline, and the commencement of recruitment into GBM AGILE, which we expect to be the pivotal study to support FDA approval of GDC-0084. Today’s EGM result leaves the company with the flexibility and agility to seize any and all opportunities to further drive shareholder value in the year ahead, and we thank shareholders for their continuing support.”

[ENDS]

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is GDC-0084, a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma, the most common and most aggressive form of primary brain cancer in adults. Licensed from Genentech in late 2016, GDC-0084 entered a phase II clinical trial in 2018. Interim data was reported in November 2019, and further data is expected in 1H 2020. GDC-0084 was granted orphan designation for glioblastoma by the US FDA in February 2018.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells and is being developed to treat ovarian cancer. TRX-E-002-1 is currently undergoing a phase I clinical trial in Australia and the United States. Interim data was presented at the ESMO Congress in September 2019, and the study remains ongoing. Cantrixil was granted orphan designation for ovarian cancer by the US FDA in April 2015.

This announcement was authorized for release to the ASX by James Garner, Chief Executive Officer, Managing Director.

Board of Directors

Mr Iain Ross Chairman, Non-Executive Director

Mr Bryce Carmine Non-Executive Director

Mr Steven Coffey Non-Executive Director

Dr James Garner Chief Executive Officer, Managing Director

Three International Towers, Level 24, 300 Barangaroo Avenue, Sydney NSW 2000